UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-36703

Sky Solar Holdings, Ltd.

(Registrant’s name)

Unit 417, 4th Floor, Tower Two Lippo Centre
89 Queensway, Admiralty
Hong Kong Special Administrative Region
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In accordance with the Securities and Exchange Commission (“SEC”) Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465) (the “SEC Order”), Sky Solar Holdings, Ltd. (“Sky Solar” or the “Company”) hereby provides notice that it intends to rely on the relief provided by the SEC Order in connection with the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”).

Since December 2019, a novel strain of coronavirus, or COVID-19, has spread throughout China and other parts of the world, including Shanghai, Tokyo, Sofia and Toronto, where the Company’s books, records and employees who are responsible for the preparation of its financial statements are located. The Company has been following the recommendations of local health authorities to minimize exposure risks for its employees, including the temporary closures of its offices, and having its employees work remotely. The Company’s on-site work in Shanghai was not resumed until March 2020 upon the approval by the local government, and it is still limited in other regions including Tokyo, Sofia and Toronto. Moreover, the Company has experienced delays in receiving responses from some of its suppliers, customers, banks and other parties affected by COVID-19 to the confirmation requests by the Company. As a result of the above-mentioned factors, the Company’s books and records were not easily accessible or confirmed, resulting in delay in preparation, compilation and completion of the Company’s financial statements and Annual Report.

In reliance on the SEC Order, the Company expects to file the Annual Report no later than 45 days after April 30, 2020.

The Company will be supplementing the risk factor entitled We conduct our business operations globally and are subject to global and local risks related to economic, regulatory, social, political uncertainties and public health. with the following paragraph to explain the impact of COVID-19 on its business:

In December 2019, a strain of COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The Chinese central government and local governments in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holidays and travel restrictions, which have impacted and could further impact national and local economy to different degrees. As the COVID-19 subsequently spreads globally, many governments in other countries and regions have also introduced travel restrictions, lock-down policies, suspension of business activities and other temporary measures. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Our business could be severely affected if our employees or the regions in which our offices and facilities are located are affected by COVID-19. For example, due to the lockdown decisions from local authorities in Asia, Europe and American regions where we develop and operate IPP solar parks, we may not be able to enter into electricity supply agreements, conduct onsite due diligence or obtain financing in a timely and cost-efficient manner, or at all. In addition, our suppliers may be subject to similar risks, which could lead to a shortage of materials that we need. We may also experience impacts of COVID-19 on the supply chains of EPC and construction processes. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on us. It is possible that the continued spread of COVID-19 could cause unpredictable events which could adversely affect our business, results of operations or financial condition.

Safe-Harbor Statement

This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this report and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Solar Holdings, Ltd.
	By:	/s/ Hao Wu
	Name:	Hao Wu
	Title:	Chairman and principal executive officer
Date: April 29, 2020

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